FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of December,2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____	No__X__

On December 18, 2002, the CEO of Aladdin Knowledge Systems announced a commitment to a Monthly Stock Purchase Program. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen Name: Erez Rosen Title: CFO

Date: December 18, 2002

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact: www.eAladdin.com Steven E. Kuehn Aladdin Knowledge Systems Steven.Kuehn@eAladdin.com 847.637.4033	Aladdin Investor Contact: Evan Smith, CFA KCSA Worldwide esmith@kcsa.com 212.896.1251

FOR IMMEDIATE RELEASE

Aladdin CEO Commits to Monthly Stock Purchase Program

CEO to use 15 Percent of net salary for open market purchases

CHICAGO, IL - December 18, 2002 - Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leader in digital security, today announced that Yanki Margalit, Chairman and CEO, will purchase stock on the open market each month during 2003 equal to 15 percent of his net salary. The 12-month purchase plan will take place irrespective of the price of the stock and subject to applicable law.

Commenting on the stock purchase plan, Yanki Margalit, Aladdin's CEO and Chairman, said, "This plan to acquire stock on the open market represents my commitment and belief in the future success of the Company. I believe Aladdin offers a strong investment opportunity both now and in the future, and I can think of no better way to show my confidence in the strength of Aladdin than to continually invest in the Company no matter how the stock is performing." Mr. Margalit continued, "I believe the combined strength of our product line, the opportunity that lies ahead within the digital security industry, and the recent operating cost reduction initiatives we have undertaken, present a strong platform for continued growth and profitability for the Company."

Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Visit Aladdin's Web site at www.eAladdin.com.